ANNEX 2

REPORT OF THE BOARD OF DIRECTORS OF TELEFONICA, S.A. ON THE PROPOSED REDUCTION IN SHARE CAPITAL BY MEANS OF THE REPURCHASE OF THE COMPANY'S OWN SHARES, WITH THE EXCLUSION OF CREDITORS' RIGHT TO CHALLENGE THE REPURCHASE, AND REVISING THE TEXT OF THE ARTICLE OF THE BY-LAWS RELATING TO SHARE CAPITAL,WHICH SHALL BE SUBMITTED TO THE ORDINARY GENERAL SHAREHOLDERS' MEETING FOR APPROVAL (POINT V ON THE AGENDA).

1. SUBJECT-MATTER OF THE REPORT

The Agenda of the Annual General Shareholders' Meeting of Telefónica, S.A. called for May 9th and 10th, 2007, includes at point V a proposal - which is submitted for the approval of the General Shareholders' Meeting - on the reduction of the share capital by the amount of the nominal value of certain treasury shares of the Company which are to be redeemed, and to redraft the article of the Bylaws relating to share capital.

In order for the aforementioned reduction in share capital and amendment of the Bylaws to be submitted to the Annual General Shareholders’ Meeting for approval, it is necessary, in accordance with the provisions of article 164.1 in conjunction with article 144.1.a) of the current Spanish Corporations Act (Ley de Sociedades Anónimas), for the Board of Directors to prepare a report justifying the proposal, to the extent that its approval and implementation necessarily involve the amendment of article 5 of the Bylaws in relation to the amount of the share capital and the number of shares into which it is divided.

2. REASONS FOR THE PROPOSAL

The Board of Directors deems it fit, within the framework of the Company’s shareholder remuneration policy in place, to reduce the share capital by the amount represented by the nominal value of certain treasury shares, by redeeming the said shares, with a view to increasing the Company’s profit per share, which consequently benefits all shareholders.

In the event that the resolution for share capital reduction that is the subject of this Report is passed, article 5 of the Company’s Bylaws will need to be amended so that it reflects the new share capital and the new number of outstanding shares in relation to it (after deduction of the treasury shares acquired by the company whose retirement is proposed).

In order to facilitate the execution of this resolution, it is also proposed that the Annual General Shareholders’ Meeting authorizes the Board of Directors to execute the resolution (with the possibility of it delegating the execution in turn to the Executive Committee, to the Executive Chairman of the Board of Directors or to any other person whom the Board of Directors expressly empower for the purpose) within the time limit of one year from the date on which the resolution is passed, without prior consultation with the General Meeting.

It is also considered appropriate, in the interests of simplifying the execution and pursuant to article 167.3 of the Consolidated Text of the Spanish Corporations Law (Texto Refundido de la Ley de Sociedades Anónimas), not to apply the right of opposition from creditors provided for in article 166 of said Consolidated Text, applying the amount of the nominal value of the retired shares to a retired capital reserve that may only be drawn on subject to the same requirements as apply to the reduction of the share capital.

Starting from these premises, it is proposed to the Annual General Shareholders’ Meeting that there should be a reduction of the share capital by an amount of 147,633,912 euros with the redemption of 147,633,912 own shares (the number of which corresponds to approximately 3% of the Company’s current share capital), and that the Board of Directors should be authorized to execute said resolution within a period of one year.

3. DRAFT RESOLUTION SUBMITTED FOR THE APPROVAL OF THE GENERAL SHAREHOLDERS' MEETING

The resolution proposed by the Board of Directors to the General Shareholders' Meeting for approval in relation to this matter reads as follows:

  To reduce the share capital of the Company by 147,633,912 euros, by the redemption of 147,633,912 own shares that were acquired previously as authorized at the time by the General Meeting within the limits established in article 75 et seq and additional provision 1.2 of the Spanish Corporations Act (Ley de Sociedades Anónimas). Article 5 of the corporate By-laws referring to the amount of share capital is therefore amended, and shall be worded as follows:

"Article 5.- Share Capital
    The share capital is 4,773,496,485 euros, divided into 4,773,496,485 fully paid-up ordinary shares of a single series each with a nominal value of one euro.
    The General Shareholders´ Meeting may, in compliance with the requirements and within the limits set by law for that purpose, delegate power to increase the share capital to the Board of Directors."

The reduction of capital is done with a charge to voluntary reserves, canceling, in the appropriate amount, the restricted reserve referred to by article 79.3 of the Spanish Corporations Act, and setting aside a reserve for retired capital in the amount of 147,633,912 Euros (equal to the nominal value of the retired shares). The latter reserve may only be drawn on subject to the same requirements as apply to reductions of capital stock under article 167.3 of the Spanish Corporations Act. Consequently, in accordance with the terms of the said article, the Company's creditors will not be entitled to the right to opposition referred to by article 166 of the Spanish Corporations Act in relation to the reduction of capital resolved herein.

The reduction shall not give rise to the repayment of contributions since the Company itself is the owner of the shares redeemed. The purpose of the reduction, therefore, is the redemption of treasury stock.

It is declared, for the purposes of article 289.1 of the Spanish Corporations Act, that the consent of the Syndicates of Bondholders relating to issues of bonds in circulation is not required, provided the reduction in capital hereby resolved does not reduce the initial ratio between the total capital plus reserves and unredeemed bonds.

  Authorize the Board of Directors so that, within one year after the adoption of this resolution, it may determine those points which have not been expressly stipulated in this resolution or which are a consequence hereof, and adopt the resolutions, perform the acts and grant the public or private documents necessary or convenient for the fullest execution of this resolution, including, by way of illustration and without limitation, publication of the legally prescribed notices and filing of the relevant applications and reports for having the retired shares removed from stock market trading, with authority to have such powers delegated by the Board of Directors to the Executive Committee, to the Executive Chairman of the Board of Directors, or to any other person expressly empowered by the Board of Directors for such purpose.

Madrid, March 28, 2007